UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Section 13(a)-16 or 15(d)-16

of the Securities Exchange Act of 1934

For the month of March, 2022

001-36176

(Commission file number)

EROS STX GLOBAL CORPORATION

(Exact name of registrant as specified in its charter)

3900 West Alameda Avenue, 32nd Floor

Burbank, California 91505

Tel: (818) 524-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Amendment to Stock Purchase Agreement

As previously announced, on December 6, 2021, Eros STX Global Corporation, an Isle of Man company limited by shares (the “Company”), entered into a Stock Purchase Agreement (the “Purchase Agreement”) by and among the Company, England Holdings 3, Inc., a Delaware corporation (“Holdings”), and ST Acquisition 1221, Inc., a Delaware corporation (“Buyer”) and an affiliate of The Najafi Companies (“Najafi”). Holdings is the parent entity of the Company’s STX Entertainment subsidiary (“STX”).

On March 15, 2022, the Company, Holdings and Buyer entered into Amendment No. 1 to the Purchase Agreement (the “Amendment”). Under the terms of the Amendment, Buyer will purchase shares of Holdings representing 85% of the equity interests and 100% of the voting interests of Holdings, with the Company retaining non-voting shares representing 15% of the equity interests of Holdings. The purchase price to be paid by Buyer for such shares of Holdings will be $6 million, subject to adjustment for transaction expenses. In addition, the outstanding debt of Holdings and its subsidiaries will be assumed or paid off at closing. We anticipate the purchase price and the amount of outstanding debt at closing to be approximately $157 million. In addition, the Amendment amends the following provisions of the Purchase Agreement:

•	the provisions of the Purchase Agreement regarding debt and equity commitment letters and a guarantee by Najafi have been eliminated;

•	the parties have released each other for any prior claims between them;

•	the reverse termination fee payable by Najafi in certain circumstances has been eliminated; and

•	the outside date after which the parties may terminate the purchase agreement has been extended to March 28, 2022.

The completion of the transactions contemplated by the Purchase Agreement, as amended by the Amendment, are subject to customary closing conditions. There can be no assurance that signing this amendment will result in closing the transaction under the Purchase Agreement or any other strategic alternatives.

Other Events

On March 18, 2022, Migration Productions I LA, LLC (“Migration LLC”), a wholly owned indirect subsidiary of the Company, filed for Chapter 11 relief in the Eastern District of Louisiana. Migration LLC owns the global distribution rights in the unrelease film “The Contractor.” This filing is a strategic action taken to protect our rights while the company continues to work toward closing the transaction under the Purchase Agreement. Migration LLC decided to seek bankruptcy relief to protect the value of that entity for all of the company’s stakeholders.

Special Note Regarding Forward Looking Statements:

Information provided in this communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are subject to the safe harbors created thereby. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “approximately,” “anticipate,” “believe,” “estimate,” “continue,” “could,” “expect,” “future,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “will”, “trending” and similar expressions. All such forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we are expecting, including, without limitation: our ability to successfully and cost-effectively source film content; the Company’s ability to achieve the desired growth rate of Eros Now; our ability to maintain or raise sufficient capital; delays, cost overruns, cancellation or abandonment of the completion or release of the Company’s films; our ability to predict the popularity of its films, or changing consumer tastes; our ability to maintain existing rights, and to acquire new rights, to film content; our ability to successfully defend any future class action lawsuits we are a party to in the U.S.; anonymous letters to regulators or business associates or anonymous allegations on social media regarding the Company’s business practices, accounting practices and/or officers and directors; our ability to recoup the full amount of box office revenues to which it is entitled due to underreporting of box office receipts by theater operators; our dependence on our relationships with theater operators and other industry participants to exploit the Company’s film content; our ability to mitigate risks relating to distribution and collection in international markets; our ability to compete with other forms of entertainment; our ability to combat piracy and to protect our intellectual property; our ability to maintain an effective system of internal control over financial reporting; contingent liabilities that may materialize, our exposure to liabilities on account of unfavorable judgments/decisions in relation to legal proceedings involving the Company or its subsidiaries and certain of its directors and officers; our ability to successfully respond to technological changes; our ability to satisfy debt obligations, fund working capital and pay dividends; the monetary and fiscal policies of countries around the world, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; our ability to address the risks associated with acquisition opportunities; risks that the ongoing novel coronavirus pandemic and its spread, and related public health measures, may have material adverse effects on our business, financial position, results of operations and/or cash flows; challenges, disruptions and costs of the Merger and related transactions, integrating the Eros and STX businesses and achieving anticipated synergies, and the risk that such synergies will take longer to realize than expected or may not be realized in whole or in part; the amount of any costs, fees, expenses, impairments and charges related to the specific transactions of the Company; completion of the contemplated transactions; uncertainty as to the long-term value of the Company’s ordinary shares; and the completion of the Company’s fiscal 2021 audit and filing of its Annual Report on Form 20-F.

The forward-looking statements contained in this communication are based on historical performance and management’s current plans, estimates and expectations in light of information currently available and are subject to uncertainty and changes in circumstances. There can be no assurance that future developments affecting the Company will be those that it has anticipated. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond the Company’s control. Should one or more of these risks or uncertainties materialize or should any of the Company’s assumptions prove to be incorrect, the Company’s actual results may vary in material respects from what the Company may have expressed or implied by these forward-looking statements. The Company cautions that you should not place undue reliance on any of its forward-looking statements. Any forward-looking statement made by the Company in this communication speaks only as of the date on which the Company makes it. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable securities laws.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2022	Eros STX Global Corporation

/s/ Andrew Warren
Name: Andrew Warren
Title: Chief Financial Officer